April 28, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-6010

Attn: Ms. Erin E. Martin, Esq., Attorney-Advisor

Re:	Industrial Income Trust Inc. (the “Company”)

Pre-Effective Amendment No. 1 to Post-Effective

Amendment No. 4 to Form S-11 (the “Amendment”)

Filed April 15, 2011

File Number: 333-159445

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 25, 2011

File Number: 333-159445

Dear Ms. Martin:

We are submitting this letter in response to comments you provided with regard to the above-referenced filings during telephone calls with the Company’s counsel. We are submitting this letter in conjunction with Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 4 (“Pre-Effective Amendment No. 2”), which is also being filed today via EDGAR. For the convenience of the Staff, we have transcribed the comments being addressed and our responses to each comment in sequence below.

SEC Comment:

1.	We note your reconciliation disclosure on page 132 of the Amendment excludes net loss per share. Please provide a reconciliation of the per share data to net loss per share.

Company’s Response:

In response to the Staff’s comment, we have included net loss per share data in the table on page 132 under the caption “Selected Financial Data — How We Measure Our Performance,” in Pre-Effective Amendment No. 2.

Ms. Erin E. Martin, Esq.

April 28, 2011

SEC Comment:

2.	We note your disclosure on page 132 of the Amendment that the Company’s management does not provide a specific explanation as to why management thinks Company-Defined Funds from Operations (“Company-Defined FFO”) is useful to investors. Please explain how you use this measure and why you think it is useful to investors.

Company’s Response:

In response to the Staff’s comment, we have revised the third paragraph under the caption “Selected Financial Data — How We Measure Our Performance,” in Pre-Effective Amendment No. 2 as follows:

“Company-Defined FFO. Similar to FFO, Company-Defined FFO is a non-GAAP measure that excludes real estate-related depreciation and amortization, and also excludes one-time acquisition-related costs, including acquisition fees paid to the Advisor. The Company is currently in the acquisition phase of its life cycle. Management does not include historical acquisition-related expenses in its evaluation of future operating performance, as such costs are not expected to be incurred once the Company’s acquisition phase is complete. We use Company-Defined FFO to, among other things: (i) evaluate the potential performance of the portfolio after the acquisition phase is complete, and (ii) evaluate potential performance to determine exit strategies. We believe investors are best served if the information that is made available to them allows them to align their analyses and evaluation with these same performance metrics used by management in planning and executing our business strategy. We believe that these performance metrics will assist investors in evaluating the potential performance of the portfolio after the completion of the acquisition phase. However, these supplemental, non-GAAP measures are not necessarily indicative of future performance and should not be considered as an alternative to net loss or to cash flows from operating activities and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs.”

We appreciate your consideration of these matters. If you have any questions, please feel free to contact me at tmcgonagle@industrialincome.com or (303) 228-2200.

Regards,

/s/ THOMAS G. MCGONAGLE

Thomas G. McGonagle

Chief Financial Officer and Treasurer

cc: Judith D. Fryer, Esq., Greenberg Traurig, LLP

Alice L. Connaughton, Esq., Greenberg Traurig, LLP